St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

(Previously Form 61)

02 JUN 10 AM 11:10

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC, V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

02034697

ISSUER DETAILS:

SUPPL

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
St. Jude Resources Ltd.	January 31, 2002	May 24, 2002
ISSUER'S ADDRESS	ISSUER'S FAX NO.	ISSUER'S TELEPHONE NO.
#200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6	(604) 940 - 6566	(604) 940 - 6565
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS	
stjude@dccnet.com		
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Michael A. Terrell	President and C.E.O.	(as above)

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢	Michael A. Terrell	May 24, 2002
DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢	D. Mark Eilers	May 24, 2002

dlw 6/17

QUARTERLY AND YEAR END REPORT: FORM 51 - 901F (Continued)
For the Fiscal Year Ending January 31, 2002

(SCHEDULE "A") **FINANCIAL INFORMATION**

Please find enclosed the company's Annual Audited Financial Statements, which include:

- Consolidated Balance Sheets;
- Consolidated Statements of Operations and Deficit;
- Consolidated Statements of Cash Flows.

(SCHEDULE "B") **SUPPLEMENTARY INFORMATION**

(As at January 31, 2002)

Securities: There were no shares issued during the quarter in question.

DATE	# OF SHARES	TYPE OF ISSUE	PRICE PER SHARE ($)	CONSIDERATION RECEIVED ($)
		NIL		

- Total issued and outstanding shares: 14,696,188.

Options: No incentive stock options were granted during the quarter in question. There are 1,100,000 Directors and Employees Incentive Stock Options as follows:

# OF SHARES	OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
830,000	**Directors**	$0.45	June 28, 2005
270,000	**Employees**	$0.45	June 28, 2005

Warrants: There are no warrants outstanding:

# OF SHARES	WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
	NIL		

Directors: Michael A. Terrell	**Officers:** Michael A. Terrell, President & C.E.O.
D. Mark Eilers	Mary-Jane Hamula, Corporate Secretary
Chris A. Bennett	

Non-Arms Length Transactions: The aggregate amount of expenditures made to parties not at arms length from the issuer during the quarter was NIL. Note however, management fees are paid to Bluestar Management Inc., a company controlled by Michael A. Terrell, in connection with its commitment to provide management services.

(SCHEDULE "C") **MANAGEMENT DISCUSSION AND ANALYSIS**

(As at May 24, 2002)

This management discussion and analysis covers the year ending January 31, 2002, as well as subsequent events up to the date this report is certified by the issuer.

NATURE OF BUSINESS

St. Jude Resources Ltd. is primarily in the mineral exploration business. At the presently time, the company has three gold projects. The Uchi Lake project is located in northwestern Ontario in the Red Lake Mining District, and

the other two projects are in the western region of Ghana, West Africa, and are referred to as the Hwini-Butre and the South Benso concessions.

The company has also acquired an oil and gas investment whereby St. Jude acquired a 50% interest in five sections (1,280 hectares) of petroleum and natural gas rights located near Cold Lake, Alberta.

The company has two non-resource investments which have the potential to enhance and preserve shareholder value. These investments include an option to acquire up to a 50.1% interest in MGB Plastics Inc. ("MGB"), and a 51% interest in a supply chain management company named, i to i logistics inc. ("i to i"). The details of these non-resource assets are outlined below. It should be noted that these non-resource investments do not amount to a major shift in the company's resource exploration focus, nor do they amount to a change in business.

FINANCIAL REVIEW
For the Fiscal Year Ending January 31, 2002

During the financial year ended January 31, 2002, the company realized consulting revenues in the amount of $115,432 (2001 - $nil), interest income in the amount of $187,256 (2001 - $526,049) and a foreign exchange gain in the amount of $271,686 (2001 - $282,689), for an aggregate of $574,374. However, during the financial year ended January 31, 2002 , the company also wrote down a loan receivable from MGB in the amount of $1,587,300, which when deducted from revenues of $574,374, resulted in other expenses in the amount of $1,012,926. This compares to income of $808,787 for the financial year ended January 31, 2001.

The principal reasons for the decrease in interest income from $526,049 to $187,256 during the year were prevailing interest rates being considerably lower and the company having less capital on which interest was earned. The increase in consulting revenue is primarily attributable to the company's share of the operations of i to i.

Expenses incurred during the financial year ended January 31, 2002, were $917,350, an increase of $140,879 over expenses of $776,471 incurred during the financial year ended January 31, 2001. The most significant component of the increased expenses was an increase of $193,230 in consulting fees, from $62,780 in the previous year to $256,018 in the year just ended. This increase is directly related to the operating activities of i to i, the expenses of which are reflected in the consolidated financial statements of the company. Management fees remained unchanged year over year, whereby the company pays a management fee to Bluestar Management Inc., a company controlled by Michael A. Terrell, President and C.E.O. of St. Jude. Bluestar provides St. Jude with ongoing administrative management services pursuant to a management contract. In addition, wages and employee benefits increased from $108,369 to $134,312. Salaried employees carry out the day-to-day operations at the company's head office in Delta, British Columbia, including reception, secretarial, investor relations and communication functions. Travel expenses increased from $37,852 to $58,504 (primarily due to the activities of i to i). Rent increased from $72,250 to $79,259. Office expenses, which include communication costs, delivery charges, office supplies and office equipment leases increased from $33,001 to $44,917. Professional fees increased from $31,648 to $40,098 and promotion and advertising increased from $6,030 to $15,059. However, the above increases were offset by a decrease in exploration expenses from $157,775 to $26,419.

The company recorded a net loss of $1,936,448 during the year ended January 31, 2002, compared to net income in the amount of $27,636 in the previous year. This resulted in a net loss of $0.132 per share, compared to net income of $0.0019 per share in the previous year.

During the 12 month period ended January 31, 2002, the company capitalized deferred exploration costs in the amount of $2,538,802, where $1,177,134 was spent on the Hwini-Butre project, $1,083,868 was spent on the South Benso project, and $277,800 on the Oil and Gas property. Please refer to the attached Schedule of Deferred Exploration Costs for a property-by-property breakdown.

The company is primarily in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the company are the sale of equity capital or the offering by the company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all.

MATERIAL TRANSACTIONS

There were no material transactions which occurred during the three month period ended January 31, 2002.

PROJECT SUMMARIES

Uchi Lake Property: The Uchi Lake Property consists of 20 claims in the Red Lake Mining District of northwestern Ontario. The property is directly adjacent and south of the old Uchi Lake Gold Mine which produced approximately 110,000 oz. of gold in the early 1900's. To date, St. Jude carried geochemical surveys, geophysical surveys and trenching programs which lead the company to complete two drill programs on the Waco Vein system on the western portion of the property. Drilling to date has traced a high grade vein system which is averaging approximately 1.1 oz. au/ton across an average width of approximately four feet. This zone has been traced for a strike length of 300 feet and it remains open at depth and to the north. Although the company has not been active on the property for several years, the property remains in good standing and the company has assessment work credits to keep the property in good standing for at least 10 more years. The company is in the process of evaluating proposed work programs to properly evaluate the full potential of this property.

Hwini-Butre Concession, Ghana, West Africa: The company acquired the Hwini-Butre concession in early 1995. Pursuant to our property agreement, St. Jude has the right to earn up to a 65% interest in the property, through a combination of exploration expenditures and cash payments. St. Jude was required to spend US $1 million in exploration expenditures which has been completed. The company currently holds a 49% interest in the property and upon the payment of US $800,000, the company can increase its ownership to 65%. At that time, the Government of Ghana will have a 10% carried interest and our joint venture partner, Hwini-Butre Minerals Ltd., will hold a 24.5% participating interest. In the event that our joint venture partner elects not to participate in the development of the project, its interest will be reduced to a 12.5% carried interest - or at their option, to a 6% net profits interest.

The property straddles approximately 20 km. of the main Ashanti gold belt and hosts several highly prospective prospects. Geophysical and geochemical surveys have been carried out over the entire concession and a number of highly prospective targets have been identified. To date, the company has focused on the southern end of the concession. Several km. of trenching and over 1,000 pits have been excavated. To date, the company has completed approximately 25,000 meters of diamond drilling on the project and an economic grade zone of mineralization has been established over a strike length of approximately 1,000 meters, running from the Adoikrom deposit in the north, through the Father Brown zone to the Dabikrom shaft zone in the south. Furthermore, the extensive pitting in the southern sector has identified large areas of surface enrichment down to a depth of three to five meters. In addition to the main zone of mineralization, the company is optimistic that this surface enrichment has the potential to become an extremely low cost source of ore which can be processed quickly and profitably.

On January 18, 2002, the company released a preliminary resource estimate on the Hwini-Butre concession which was prepared by the Toronto based firm of Watts, Griffis, and McOuat Limited ("WGM"), consulting geologists and engineers. WGM is acting as St. Jude's independent qualified person (firm) as defined by the TSE/OSC Mining Standard Task Force and has been retained by St. Jude as an ongoing technical advisor on the project. WGM has confirmed that the classification of the mineral resources conforms with the definitions provided in National Instrument 43-101 and followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum ("CIM Standards").

Resources have been estimated only at the Adoikrom, Father Brown and Dabokrom deposits. The study confirms that to date, these three deposits contain an Indicated Resource of 4.25 million tonnes grading 4.11 g/t Au, plus an Inferred Resource consisting of two components; an insitu resource of 1.72 million tonnes grading 3.01 g/t Au, and eluvial and reworked surface material totaling 5.66 million tonnes grading 1.14 g/t Au. The Indicated Resource contains 562,000 oz of gold and the Inferred Resource contains 374,000 oz of gold.

On March 27, 2002, the company reported drill results from 39 new drill holes on the Hwini-Butre concession. The drilling on the Adoikrom, Father Brown and Dabokrom deposits (the southern targets) was in-fill and/or step-out drilling based on recommendations from WGM. The purpose of the drilling at the southern targets was to upgrade the quality of some of the resources from the inferred to the measured and indicated category. The results reported were consistent with and/or better than previous results from the southern targets and these drill results will be plotted and interpreted in conjunction with previous results for the purpose of arriving at an updated resource estimate.

Included in the March 27th News Release were the results of five new drill holes at the Abada target, which were also considered to be encouraging. The results from the Abada target have yet to be considered as a resource and follow up drilling at this target is being contemplated at this time.

South Benso Concession, Ghana, West Africa: On October 18, 2000, the company announced that it had entered into an agreement with Fairstar Explorations Inc. to acquire an interest in Fairstar's South Benso concession located in Ghana, West Africa. The South Benso concession is located directly adjacent to and north of the company's Hwini-Butre concession. Pursuant to our original agreement with Fairstar, St. Jude could earn up to a 65% participating interest in the property by making an initial cash payment and conducting sufficient exploration work to take the property to feasibility. After feasibility, Fairstar would retain a 25% participating interest in the concession, and both St. Jude's and Fairstar's interest would be subject to a 7.5% net profits interest to the original Ghanaian concession holder. The Ghanaian Government will retain its customary 10% carried interest. The agreement with Fairstar also specifies that a joint venture will be established and St. Jude will be the operator of the project. As at the date of this discussion, St. Jude has made the initial cash payment of $30,000 US and has already commenced an exploration program which includes surface exploration and a combination of reverse circulation and diamond drilling.

On February 6, 2002, the company announced that the original agreement with Fairstar had been amended with respect to the South Benso concession in order to allow the original licensee to convert its 7.5% net profits interest ("NPI") to a 7.5% shareholding interest in the Ghanaian joint venture company. Accordingly, St. Jude now has the right to earn up to an unencumbered 60.125% interest in the South Benso property by advancing the project to the feasibility report stage, and the project is no longer subject to a 7.5% NPI. The company is presently working with Fairstar to finalize the transfer of the property to the new joint venture company.

The company also announced significant drill results from the first phase drill program on the South Benso property. The first drill program was focused on the Subriso East and Subriso West targets, and was designed to expand on the geochemical, geophysical, trench and drill data previously collected by Fairstar.

Subriso West Target

Hole #	Drill Type	Coordinate	Azi.	Dip	Interval (m)	Thickness (m)	g/t Au
SJB-1	R.C.*	803N/1217W	40	-45	71-80	9	3.70
SJB-2	R.C.	837N/1253W	40	-45	24-26	2	1.92
"	R.C.				38-42	4	1.14
"	D.D.**				71-76	5	1.68
"	D.D.				87-94	7	1.55
SJB-3	D.D.	771N/1179W	40	-45	62-65	3	2.43
"	D.D.				76-85	9	2.77
SJB-7	R.C.	744N/1142W	40	-45	23-37	14	10.29
"	R.C.				44-49	5	3.37
SJB-8	D.D.	698N/1122W	40	-45	27-35	8	4.90
SJB-12	R.C.	829N/1194W	40	-45	0-4	4	4.06
"	R.C.				31-67	36	7.16
SJB-13	R.C.	862N/1229W	40	-45	0-3	3	8.95
"	R.C.				24-34	10	2.09
"	R.C.				44-48	4	1.80
"	R.C.				74-79	5	10.83
SJB-14	R.C.	796N/1155W	40	-45	4-36	32	7.48
SJB-15	D.D.	829N/1190W	40	-45	26-57	31	4.53

SJB-16	D.D.	865N/1152W	220	-65	42-61	19	5.51
"	D.D.				70-73	3	6.03
SJB-17	D.D.	803N/1215W	40	-45	69-85	16	1.49
"	D.D.				96-104	8	2.48
SJB-18	D.D.	780N/1100W	220	-45	21-40	19	2.78

* Reverse Circulation ** Diamond Drill Azi = Azimuth

Geological data from the Subriso West target indicates the presence of a mineralized body striking approximately N-W with a near vertical dip ranging from 80 degrees west to 80 degrees east.

Subriso East Target

Hole #	Drill Type	Coordinate	Azi.	Dip	Interval (m)	Thickness (m)	g/t Au
SJB-5	RC / D.D.	1159N/511E	90	-45	80-87	7	1.35
"	D.D.				94-105	11	2.13
SJB-6	D.D.	1279N/552E	90	-45	55-64	9	15.96
SJB-11	R.C.	1333N/527E	90	-45	59-76	17	2.94

* Reverse Circulation ** Diamond Drill Azi = Azimuth

On March 6, 2002, the company announced results from the second phase of drilling on the South Benso project. At that time, it was explained that the Subriso East target consists of a series of hills that generally extend in a N-S direction. Exploration at Subriso East has been focused on two areas that are referred to as Hill B and Hill C. Most of the drill results reported at that time were from Hill B, however, drill holes SJB-20, 21 and 22 are from Hill C, which is south of Hill B. Drill holes SJB-19, 29, 30 and 31 were exploratory holes and outside of the Hill B and Hill C zones.

Subriso East Target

Hole #	Dip	Coordinates	From - To	Interval	g/t Au
HILL "B"					
** SJB-23	-45E	1254N, 550E	54-66	12m	3.15
** SJB-24	-45E	1281N, 527E	63-67	4m	1.37
"			78-87	9m	11.41
** SJB-25	-45E	1305N, 548E	10-14	4m	3.48
"			44-47	3m	5.56
"			54-63	9m	11.84
** SJB-26	-45E	1230N, 548E	56-69	13m	2.13
** SJB-27	-45E	1184N, 514E	79-82	3m	1.10
"			89-99	10m	2.28
** SJB-28	-45E	1208N, 516E	83-96	13m	1.80
** SJB-32	-45E	1307N, 513E	72-79	7m	8.03
"			87-95	8m	3.66
** SJB-33	-45E	1335N, 489E	91-111	20m	2.62
** SJB-34	-45E	1284N, 527E	42-53	11m	1.51
"			58-72	14m	3.70
** SJB-35	-45E	1283N, 490E	92-100	8m	3.59
"			107-114	7m	3.43
** SJB-36	-45E	1099N, 512E	100-101	1m	5.26
"			109-111	2m	1.32
** SJB-37	-45E	1406N, 527E	47-49	2m	1.14
"			54-63	9m	1.47
HILL "C"					
* SJB-20	-45E	195N, 282E	35-45	10m	2.89
"			50-51	1m	6.59
* SJB-21	-45E	301N, 317E	35-38	3m	14.26
"			73-76	3m	3.13
* SJB-22	-45E	94N, 314E	49-58	9m	2.37
EXPLORATORY HOLES					
* SJB-19	-45E	700N, 228E	0-13	13m	1.33
* SJB-29	-45E	707N, 180E	74-75	1m	2.33

* SJB-30	-45E	354N, 352E	31-32	1m	2.97
"			49-53	4m	1.64
"			61-62	1m	7.34
* SJB-31	-75E	189S, 199E	14-15	1m	15.95

* Reverse Circulation ** Diamond Drill Azi = Azimuth

Encouraged by the significant drill intersections encountered from the first two phases of drilling at the South Benso project, the company has recently started a new drill program of in-fill and step-out drilling on both the Subriso East and Subriso West targets. Geochemical soil sampling and follow up trenching is also continuing with a view to establishing new exploration targets on this project.

Oil and Gas: On November 20, 2001, St. Jude Resources acquired a 50% interest in five sections (1,280 hectares) of petroleum and natural gas rights. The property was purchased through a crown land sale and is located near Cold Lake, Alberta, an area that is prone to shallow natural gas accumulations and heavy oil. This property was acquired to pursue a number of shallow natural gas drilling targets, which have already been identified through preliminary data evaluation. Additional seismic data may be purchased and drilling of the first wells is expected to commence in the first quarter of next year.

St. Jude's 50% partner in the project is Markedon Energy Ltd. of Calgary, with whom we have entered into a joint operating agreement. Mr. Mark Eilers, who is a director and officer of Markedon Energy, is also a director of St. Jude Resources. Pursuant to the agreement, Markedon will be the operator and will oversee the exploration, drilling and ultimately, the production of any wells drilled within the jointly held lands. St. Jude's and Markedon's interests in the petroleum and natural gas rights in these five sections are subject to the standard Alberta crown royalty together with a sliding scale royalty to 935501 Alberta Ltd. This sliding scale royalty ranges between 5% and 15% before payout, and converts to a working interest between 11.6 and 35% after payout, calculated on average production volumes during payout.

St. Jude's investment in the five sections to date, is approximately CDN $278,000 and it is anticipated that the cost of drilling, completing and tying in gas wells in this area will be under $230,000 per well. St. Jude will be responsible for 50% of these costs. Preliminary estimates suggest that the lands in question host between three and five prospective drill targets.

MGB Plastics Inc.: The company originally entered into a Memorandum of Understanding with MGB, whereby St. Jude could acquire up to a 50.1% interest in MGB by investing up to US $4 million on a staged acquisition basis. To date, the funds invested in MGB are in the form of a demand loan, which is convertable into shares of MGB. As at January 31, 2002, had advanced US$2,091,046, which is recorded on the company's financial statements as a loan receivable in the amount of CDN$1,588,511, which reflects a write-down of CDN $1,587,300 of this receivable.

On February 12, 2002, the company announced that it had acquired from Abbey Holdings Inc., (the sole shareholder of MGB), for a purchase price of US$500,000.00, the right to acquire up to a 50.1% interest in MGB directly from Abbey Holdings. It is the company's intention to take steps to spin off its investment in MGB into a stand alone corporate entity, which in the future, can self finance with minimum involvement by St. Jude.

i to i logistics inc.: St. Jude has a 51% interest in i to i. The President of i to i is Mr. Michael Docherty of Michael Docherty & Associates ("MDA"). i to i was established on November 15, 2000, and since that time, i to i has made significant progress in establishing itself as an outsource logistics company, which will provide both internet based and traditional supply chain management services. To date, the company has focused on securing several forth party logistic consulting contracts which are forming a good solid client base for the company. At the same time, i to i is also working to develop leads for third party logistic opportunities where i to i can establish gain sharing, joint venture opportunities with clients who are interested in outsourcing certain aspects of their supply chain logistics. The company is pleased to report that during year ended January 31, 2002, the consulting operations of i to i logistics inc. had generated operating income in the amount of $115,432. Shareholders and other interested parties are encouraged to visit i to i's website at http://www.itoilogistics.com.

GENERAL / OTHER

Material Differences in Actual Use of Proceeds: There has been no material difference in the actual use of proceeds from any previous disclosure by the issuer regarding the intended use of proceeds.

Investor Relations Activities: During the period in question, and to the date of this report, the company did not engage outside parties for investor relations. Investor relations functions were accomplished through personnel whose duties include dissemination of news releases, investor communications, and general day-to-day operations of this department.

Subsequent Material Transactions: Subsequent to January 31, 2002, all previous directors and employee options exercisable at $0.45 per share were cancelled, and on February 12, 2002, new options were granted to directors and employees at $0.21 per share (880,000 directors / 580,000 employees), all expiring February 12, 2007. The company also announced a private placement of 3,100,000 units at $0.21 cents per unit; each unit consists of 1 share, and a two-year non-transferrable share purchase warrant, exercisable for 1 additional share, in the first and second years at $0.28 cents.

Legal Proceedings, Liquidity and Solvency: At this time, no legal proceedings by/or affecting the company have been commenced. As of January 31, 2002, the company had approximately $2.8 million in its treasury. The company is in good standing with respect to all outstanding debts or contractual obligations and has sufficient capital on hand to meet its ongoing obligations as they become due for the foreseeable future.

Transfer Agent: CIBC Mellon Trust Company

Trading Symbol: SJD - Canadian Venture Exchange CDNX

SEC Exemption under Rule 12g3-2(b): No. 82 - 4014

Please direct all inquires to:

Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel : (604) 940 - 6565
Fax: (604) 940 - 6566

ST. JUDE RESOURCES LTD.
Schedule of Deferred Exploration Costs (Note 3)
For the Year Ending January 31, 2002

Uchi Lake Property, Ontario

	Acquisition Costs to Date	Year End January 31, 2000	Year End January 31, 2001	Year End January 31, 2002
Balance beginning of period		386,906	386,906.00	397,748.18
Acquisition costs	12,000.00	-	-	-
Consulting / personnel		-	10,842.18	-
Consumable field equipment		-	-	-
Drilling		-	-	-
Support services		-	-	-
Line cutting & clearing		-	-	-
Trenching & pitting		-	-	-
Geological mapping		-	-	-
Geophysical surveys		-	-	-
Geochemical surveys		-	-	-
Total for period		-	-	
Written off		-	-	-
Balance end of period		386,906.00	397,748.18	397,748.18
Total to date, Uchi Lake				397,748.18

Hwini-Butre Property, Ghana

	Acquisition Costs to Date	Year End January 31, 2000	Year End January 31, 2001	Year End January 31, 2002
Balance beginning of period		7,024,094.83	9,874,824.52	10,292,678.94
Acquisition costs	-	-	-	-
Consulting / personnel		706,804.75	303,629.53	283,451.86
Consumable field equipment		-	-	-
Drilling		1,527,980.99	5,040.75	464,479.37
Support services		373,857.06	108,578.96	324,966.15
Line cutting & clearing		118,784.41	605.18	72,839.37
Trenching & pitting		123,302.48	-	31,397.39
Geological mapping		-	-	-
Geophysical surveys		-	-	-
Geochemical surveys		-	-	-
Total for period		2,850,729.69	417,854.42	1,177,134.14
Written off		-	-	-
Balance end of period		9,874,824.52	10,292,678.94	11,469,813.08
Total to date, Hwini-Butre				11,469,813.08

South Benso Property, Ghana

	Acquisition Costs to Date	Year End January 31, 2000	Year End January 31, 2001	Year End January 31, 2002
Balance beginning of period		-	-	373,891.50
Acquisition costs	45,600.00	-	45,600.00	-
Consulting / personnel		-	68,490.00	170,483.75
Consumable field equipment		-	246.10	8,730.17
Drilling		-	159,096.48	512,718.59
Support services		-	71,061.08	292,403.39
Line cutting & clearing		-	4,538.82	33,032.36
Trenching & pitting		-	24,859.02	66,500.67
Geological mapping		-	-	-
Geophysical surveys		-	-	-
Geochemical surveys		-	-	-
Total for period		-	373,891.50	1,083,868.93
Written off		-	-	-
Balance end of period		-	373,891.50	1,457,760.43
Total to date, South Benso				1,457,760.43

Total Mineral Properties	13,325,321.69

Petroleum and Natural Gas, Alberta

	Acquisition Costs to Date	Year End January 31, 2000	Year End January 31, 2001	Year End January 31, 2002
Balance beginning of period		-	-	-
Acquisition costs	277,800.00	-	-	277,800.00
Total for period		-	-	277,800.00
Written off		-	-	-
Balance end of period		-	-	277,800.00
Total to date, Oil and Gas				277,800.00

Total Oil and Gas Property	277,800.00

Mineral Properties	13,325,321.69
Oil and Gas Property	277,800.00
Total Overall	13,603,121.69

Consolidated Financial Statements of

ST. JUDE RESOURCES LTD.

Years ended January 31, 2002 and 2001

ST. JUDE RESOURCES LTD.
Consolidated Financial Statements

Years ended January 31, 2002 and 2001

KPMG LLP
Chartered Accountants
10125 – 102 Street
Edmonton AB T5J 3V8
Canada

Telephone (780) 429-7300
Telefax (780) 429-7379
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of St. Jude Resources Ltd. as at January 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Edmonton, Canada
March 8, 2002

ST. JUDE RESOURCES LTD.

Consolidated Balance Sheets

January 31, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash and short-term deposits (note 2)	$ 2,870,864	$ 5,688,531
Accounts receivable	16,335	48,824
Income taxes recoverable	14,604	1,928
Prepaid expenses	9,674	9,675
	2,911,477	5,748,958
Mineral and petroleum and natural gas properties (note 3)	13,603,122	11,064,319
Loans receivable (note 4)	1,588,511	2,934,245
Equipment (note 5)	254,449	247,559
Less accumulated amortization	(194,717)	178,211
	59,732	69,348
	$ 18,162,842	$ 19,816,870
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 301,769	$ 19,392
Income and capital taxes payable	43	–
	301,812	19,392
Shareholders' equity:		
Share capital (note 6)	24,073,791	24,073,791
Deficit	(6,212,761)	(4,276,313)
	17,861,030	19,797,478
Subsequent events (notes 4, 6 and 12)		
Commitments (notes 3 and 7)		
	$ 18,162,842	$ 19,816,870

See accompanying notes to consolidated financial statements.

On behalf of the Board:

_________________________ Director

_________________________ Director

ST. JUDE RESOURCES LTD.

Consolidated Statements of Operations and Deficit

Years ended January 31, 2002 and 2001

	2002	2001
Expenses:		
Consulting fees	$ 256,018	$ 62,780
Management fees (note 9)	210,000	210,000
Wages and employee benefits	134,312	108,369
Rent	79,259	72,250
Travel	58,504	37,852
Office	44,917	33,001
Professional fees	40,098	31,648
Administration costs	27,344	27,421
Exploration costs	26,419	157,775
Amortization	16,506	26,099
Promotion and advertising	15,059	6,030
Bank charges and interest	6,072	3,782
Capital taxes (recovered)	30	(3,893)
Investor communications	2,812	3,357
	917,350	776,471
Other income (expense):		
Consulting revenue	115,432	–
Non-controlling interest in deficit of subsidiary	–	49
Interest	187,256	526,049
Write-down of loan receivable	(1,587,300)	–
Foreign exchange gain	271,686	282,689
	(1,012,926)	808,787
Income (loss) before income taxes	(1,930,276)	32,316
Current income taxes	6,172	4,680
Net income (loss)	(1,936,448)	27,636
Deficit, beginning of year	(4,276,313)	(4,303,949)
Deficit, end of year	$ (6,212,761)	$ (4,276,313)
Basic income (loss) per common share	$ (0.132)	$ 0.0019
Diluted income (loss) per common share	$ (0.132)	$ 0.0017
Weighted average number of common shares	14,696,188	14,696,188

See accompanying notes to consolidated financial statements.

ST. JUDE RESOURCES LTD.

Consolidated Statements of Cash Flows

Years ended January 31, 2002 and 2001

	2002	2001
Cash provided by (used in):		
Operations:		
Net income (loss) (note 11)	$ (1,936,448)	$ 27,636
Adjustment for:		
Amortization	16,506	26,099
Write-down of loan receivable	1,587,300	–
Change in non-cash operating working capital:		
Accounts receivable	32,489	(13,069)
Prepaid expenses	1	–
Income and capital taxes payable	(12,633)	(15,156)
Accounts payable and accrued liabilities	31,588	(44,249)
	(281,197)	(18,739)
Investments:		
Loans receivable	(241,566)	(2,934,245)
Additions to mineral and petroleum and natural gas properties	(2,288,014)	(802,589)
Additions to equipment	(6,890)	(6,279)
	(2,536,470)	(3,743,113)
Decrease in cash	(2,817,667)	(3,761,852)
Cash and term deposits, beginning of year	5,688,531	9,450,383
Cash and term deposits, end of year	$ 2,870,864	$ 5,688,531

See accompanying notes to consolidated financial statements.

General and Nature of Operations

The Company is incorporated under the Canada Business Corporations Act. The Company's principal operations consist of investments in mineral and petroleum and natural gas properties. The Company is in the process of exploring its properties and has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of amounts shown for mineral and petroleum and natural gas properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying claims, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

1. **Significant accounting policies:**

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company's 51% owned subsidiary, i to i logistics inc. and its wholly-owned subsidiary.

(b) Mineral and petroleum and natural gas properties:

Mineral and petroleum and natural gas properties are carried at cost less the amount of government grants received. Cost includes the acquisition cost of the properties and claims and related exploration and development costs. The costs will be amortized on the unit-of-production basis once production commences or will be written off if the property is sold or abandoned. The carrying values of the properties do not necessarily reflect their present or future values.

Exploration costs are charged against income in the year in which they are incurred unless they relate to specific areas having indicated potential reserves.

(c) Equipment:

Equipment is stated at cost. Amortization is provided using the following methods and annual rates:

Asset	Basis	Rate
Geophysical equipment	Straight-line	3 Years
Office equipment	Declining balance	20%
Computer hardware	Declining balance	30%
Drilling equipment	Declining balance	20%
Leasehold improvements	Straight-line	5 Years

1. **Significant accounting policies, continued:**

(d) Stock-based compensation plan:

The Company does not have a formal stock based compensation plan [see note 6(b)]. No compensation expense is recognized when stock or stock options are issued to directors or employees. Any consideration paid by directors or employees on exercise of stock options is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying value of the amount cancelled is charged to deficit.

(e) Income taxes:

The Company follows the liability method of accounting for income taxes.

(f) Foreign currency:

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

2. **Cash and short-term deposits:**

	2002	2001
Canadian:		
Cash	$ 4,411	$ 68,280
Short-term deposits	–	494,257
U.S.:		
Cash (U.S. $1,805,867; $42,574 in 2001)	2,866,453	63,860
Short-term deposits (U.S. $nil; $3,374,756 in 2001)	–	5,062,134
	$ 2,870,864	$ 5,688,531

3. Mineral and petroleum and natural gas properties:

	Balance January 31, 2000	Expenditures	Balance January 31, 2001	Expenditures	Balance January 31, 2002
(a) Mineral properties:					
Uchi Lake, Ontario:					
Acquisition costs	$ 12,000	$ –	$ 12,000	$ –	$ 12,000
Exploration costs	374,906	10,842	385,748	–	385,748
	386,906	10,842	397,748	–	397,748
Hwini-Butre, Ghana:					
Exploration costs	9,874,824	417,856	10,292,680	1,177,134	11,469,814
Benso, Ghana:					
Acquisition costs	–	45,600	45,600	–	45,600
Exploration costs	–	328,291	328,291	1,083,869	1,412,160
	–	373,891	373,891	1,083,869	1,457,760
	10,261,730	802,589	11,064,319	2,261,003	13,325,322
(b) Petroleum and natural gas property:					
Cold Lake, Alberta					
Acquisition costs	–	–	–	277,800	277,800
	$10,261,730	$ 802,589	$11,064,319	$2,538,803	$13,603,122

(a) As of January 31, 2002, there has been no commercial production from the Company's Uchi Lake mineral claims in the Earngey Township in the Red Lake Mining Division in the District of Kenora, Ontario. When mining begins, the Company will pay a 2.5% royalty interest on net smelter returns related to commercial production.

3. **Mineral and petroleum and natural gas properties, continued:**

(b) The Company has entered into an agreement with Hwini-Butre Minerals Ltd. for the right to prospect for gold and all other precious base minerals in respect of land situated in Ghana (the Hwini-Butre Concession). No acquisition costs were incurred for this right to prospect and the Company earns its interest in the property by conducting exploration and bringing the prospect to the feasibility stage of production. The Company currently holds a 49% interest in the property. The agreement gives the Company the right to purchase a further 16% interest in the property by paying to the vendors an additional $800,000 U.S. If the property is brought into commercial production, expenditures will be shared proportionately between the participants unless the vendor decides not to participate. The vendor's interest will then convert to a 12.5% carried interest or a 6% profit interest, at the vendor's option.

(c) The Company has entered into an agreement with Fairstar Explorations Inc. for the right to prospect for gold and all other precious base minerals in respect of land situated in Ghana (the Benso Concession). The agreement gives the Company the right to acquire up to a 60.125% interest in the property by carrying out sufficient exploration, evaluation and analysis to produce a feasibility report demonstrating that the property is economically viable. Provided that the Company performs its obligations, a joint venture will be created and the property will be assigned to a new Ghanaian company. The shareholding in the joint venture company will reflect the respective interest of the parties as follows:

St. Jude Resources Ltd.	60.125%
Fairstar Explorations Inc.	22.375%
Government of Ghana (carried interest)	10%
Architect Co. – Partners (carried interest)	7.5%

(d) During the year, the Company acquired a 50% interest in five sections of petroleum and natural gas properties located near Cold Lake, Alberta. The remaining 50% interest in these petroleum and natural gas properties is owned by Markedon Energy Ltd., a company owned by a director of St. Jude Resources Ltd. The Company and Markedon's interests are subject to the standard Alberta crown royalty together with a sliding scale royalty to 935501 Alberta Ltd., an unrelated third party which converts to a working interest between 11.6% and 35% after payout.

4. Loans receivable:

In 2001, the Company entered into an agreement with MGB Plastics Inc. (MGB) in order to secure the right to acquire up to 50.1% of MGB by December 31, 2001. As part of this agreement, the Company agreed to advance up to $4 million U.S. to MGB in the form of a non-interest bearing demand loan. As the Company elected to waive its right to acquire shares of MGB, the demand loan will bear interest at the rate of 7.5% per annum, compounded semi-annually from the date of demand.

On February 12, 2002, the Company entered into an agreement with Abbey Holdings Inc., the sole shareholder of MGB, to acquire an option to purchase 50.1% of the shares of MGB and a promissory note receivable from MGB in the amount of $3,119,130 U.S. Consideration paid for this share purchase option and the promissory note receivable was $500,000 U.S.

5. Equipment:

			2002
	Cost	Accumulated amortization	Net book value
Geophysical equipment	$ 116,975	$ 116,975	$ –
Office equipment	93,055	55,703	37,352
Computer hardware	17,661	6,662	10,999
Drilling equipment	18,351	9,492	8,859
Leasehold improvements	8,407	5,885	2,522
	$ 254,449	$ 194,717	$ 59,732

			2001
	Cost	Accumulated amortization	Net book value
Geophysical equipment	$ 116,975	$ 116,975	$ –
Office equipment	94,318	46,415	47,903
Computer hardware	9,508	3,340	6,168
Drilling equipment	18,351	7,278	11,073
Leasehold improvements	8,407	4,203	4,204
	$ 247,559	$ 178,211	$ 69,348

6. Share capital:

(a) Issued shares:

	2002	2001
Authorized:		
Unlimited Class A common voting shares without par value		
Unlimited Class B common non-voting shares without par value		
Issued:		
14,696,188 Class A common voting shares	$ 24,073,791	$ 24,073,791

(b) Options:

The Company does not have a formal stock option plan. The Board of Directors makes a recommendation annually concerning any stock options to be granted to the shareholders. Stock options require the approval of the regulators.

	Number of shares	Weighted average exercise price
Outstanding, end of 2000	1,343,000	$ 0.91
Cancelled	(1,343,000)	(0.91)
Granted	1,460,000	0.45
Outstanding, end of 2001	1,460,000	$ 0.45

	Number of shares	Weighted average exercise price
Outstanding, end of 2001	1,460,000	$ 0.45
Cancelled	(360,000)	(0.45)
Granted	–	
Outstanding, end of 2002	1,100,000	$ 0.45

6. Share capital, continued:

(b) Options, continued:

The following table summarizes information about the stock options outstanding at January 31, 2002:

	Exercise price	Number of options outstanding and exercisable	Weighted average remaining life	Expiry date	Weighted average exercise price
Directors' options	$ 0.45	830,000	3.42 years	June 28, 2005	$ 0.45
Employee options	0.45	270,000	3.42 years	June 28, 2005	0.45

Subsequent to year end, all directors' and employee options exercisable at $0.45 per share were cancelled. On February 12, 2002, the following options were granted:

	Number of options outstanding and exercisable	Weighted average remaining life	Expiry date	Exercise price
Directors' options	880,000	5 years	Feb. 12, 2007	$ 0.21
Employee options	580,000	5 years	Feb. 12, 2007	0.21

7. Commitments:

(a) On August 31, 1997, the Company entered into a five year operating lease for premises. Minimum annual lease payments remaining under the lease are as follows:

2003	$ 44,289

(b) On July 1, 1997 the Company entered into a five year agreement with Bluestar Management Inc., a company owned by the President of St. Jude Resources Ltd., to acquire management services for $17,500 per month to July, 2002.

8. Future income taxes:

Income tax expense differs from the amounts computed by applying the combined federal and provincial income tax rate of 44.6% (2001 – 44.6%) to pre-tax income (loss) as a result of the following:

	2002	2001
Income (loss) before income taxes	$ (1,930,276)	$ 32,316
Expected income tax expense (recovery) at basic rate	$ (860,903)	$ 14,413
Non-taxable portion of foreign exchange gain	(60,586)	(1,392)
Non-deductible portion of write-down of loan receivable	392,919	–
Non-deductible meals and entertainment expenses	345	498
Large corporations tax	6,172	4,680
Increase in valuation allowance provided with respect to future tax assets arising in current year:		
Losses carried forward for income tax purposes	387,739	(95,527)
Excess tax basis of loans receivable	392,919	–
Unrealized foreign exchange gain	(60,586)	–
Expiry of share issue costs	(210,992)	–
Other	19,145	82,008
	$ 6,172	$ 4,680

8. Future income taxes, continued:

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are presented below:

	2002	2001
Future tax assets:		
Non-capital losses carried forward	$ 1,556,946	$ 1,284,298
Undepreciated capital cost in excess of net book value	123,356	116,469
Share issue costs	219	211,211
Excess tax basis of loans receivable	392,919	–
Other	1,053	1,053
Total gross future assets	2,074,493	1,613,031
Less valuation allowance	(1,984,007)	(1,571,348)
	90,486	41,683
Future tax liabilities:		
Net book value of mineral properties in excess of tax pools	(29,900)	(41,683)
Unrealized foreign exchange gain	(60,586)	–
Net future tax asset	$ –	$ –

The Company and its subsidiaries have accumulated losses carried forward for income tax purposes of $3,490,910 which can be applied against future years' taxable income. These losses will expire as follows:

2003	$ 372,717
2004	242,101
2005	567,807
2006	508,661
2007	568,590
2008	361,664
2009	869,370
	$ 3,490,910

9. Related party transactions:

During the year, the following amount was paid for management services to a company controlled by the President of St. Jude Resources Ltd.:

	2002	2001
Bluestar Management Inc.	$ 210,000	$ 210,000

This transaction is in the normal course of operations and is measured at the exchange amount of consideration established and agreed to by the related parties.

10. Fair value of financial assets and financial liabilities:

The carrying value of cash and short-term deposits, accounts receivable and accounts payable and accrued liabilities approximates their fair values due to the short-term to maturity of these financial assets and liabilities. It is not practicable to estimate the fair value of the loans receivable.

11. Supplementary information to the Statements of Cash Flows:

	2002	2001
Interest received	$ 186,879	$ 517,305
Income and capital taxes paid	20,748	15,943
Income and capital taxes refunded	2,023	–

12. Subsequent event:

On February 12, 2002, the Company entered into an agreement in principle for a private placement of $651,000 in exchange for 3.1 million units at $0.21 per unit. Each unit consists of one share and a two year non-transferable share purchase warrant. Each warrant is exercisable for one additional share at $0.28 per share. This private placement is subject to the approval of the Canadian Venture Exchange.